EXHIBIT 99.1

Almaden Identifies New High Priority Exploration Target at the Ixtaca Property

VANCOUVER, British Columbia, Oct. 27, 2020 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to announce that a field geology exploration program is now underway in the Company’s property surrounding the area of the Ixtaca project. In the past the Company developed a geologic and exploration model for the Ixtaca deposit and region. The Ixtaca deposit occurs in both young volcanic rocks and underlying carbonate sedimentary rocks. The bulk of the known Ixtaca deposit epithermal veins are hosted by the underlying sedimentary rocks while the overlying volcanic unit is widely altered to clay minerals, which is typical of the upper part of an epithermal vein system.

Where uneroded, immediately above and adjacent to the Ixtaca deposit, is an area of intensely clay altered volcanic rock. This alteration extends to the southeast of the Ixtaca deposit area to form a larger area of this volcanic hosted clay alteration, about 1.5 km by 1 km in size named the SE Alteration Zone. Most of this zone has never been tested by drilling and, like that of the alteration above the Ixtaca deposit, could also obscure as yet undiscovered epithermal veins at depth. Any epithermal veins found here would be a new discovery and outside the envelope of the Ixtaca deposit veining which was the focus of the 2018 Feasibility study and 2019 environmental permit application.

The Company’s current review of exploration data from our previous programs includes assessing satellite alteration studies, geophysical studies and soil, rock and drilling geochemical data. Along with this review, satellite imagery from a more recently launched satellite with enhanced abilities for spectral analysis and detection of alteration minerals was studied. This satellite is able to identify strong spectral matches for the clay mineral “buddingtonite”. Buddingtonite is a NH4 clay mineral that has been identified occurring above, and associated with, epithermal veins in different parts of the world. The recent enhanced satellite imagery identified spectral matches for buddingtonite in the altered volcanic rocks immediately adjacent to the Ixtaca deposit. The same imagery has also detected numerous spectral matches for buddingtonite in an area roughly 150 by 650 metres within the SE Alteration Zone (see attached map). This area coincides with the intersection of several lineal features parallel to vein trends within the Ixtaca zone. Also identified are zones of possible NH4 illite alteration, another mineral closely associated with epithermal veining. Parts of the alteration zones that have not been drill tested were covered by past CSAMT and IP geophysical surveys, which identified high resistivity responses at depth, which help define targets for potential epithermal vein zones.

The current field-based program of geologic mapping and prospecting will include ground based spectral alteration analysis. This work is expected to confirm and better identify and outline alteration zonation in order to define targets for a future drilling program. The desktop review of exploration data from previous work on other parts of the property is continuing.

J. Duane Poliquin, Chairman of Almaden, stated, “We believe that the presence of buddingtonite in the SE Alteration zone would be significant in helping us to vector into new potential areas of epithermal veining, as this clay mineral is known to be associated with epithermal veining in different parts of the world, and does appear to occur on this property in association with the known Ixtaca epithermal veins. This new satellite imagery is particularly encouraging given the coincidence of the strong spectral match for buddingtonite with the geophysical anomalies in the SE Alteration Zone. We look forward to continuing exploration of this exciting new area.”

Exploration Opportunities

The Ixtaca deposit is one of several exploration targets on the Company’s mineral claims, which cover an area of high-level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project.

Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone. The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource. The potential quantity and grade of these exploration targets has not been used in this Study.

Morgan J. Poliquin, Ph.D., P. Eng., President and CEO of Almaden, and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed and approved the scientific and technical contents of this news release.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin, P. Eng
Chairman
Almaden Minerals Ltd.

Forward Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the outcome or nature of any exploration programs at Ixtaca, and the ability of the Company to comply with COVID-19 related health protocols.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of both Almaden’s and the applicable Mexican Authorities’ legal positions, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for exploration and operations; community support in the Ixtaca Project, ; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/

TULIGTIC PROPERTY
Exploration Targets
Map Area
0
5 km
IXTACA DEPOSIT
CALEVA ZONE
IXTACA EAST ZONE
SE CLAY ALTERATION ZONE
TANO ZONE
FS Pit Outline
Structural Trend
Structural Trend
N
Alteration
Alunite
Kaolinite
Buddingtonite
Sericite
Area of strong spectral match with buddingtonite
Almaden Minerals Ltd.
Tuligtic Project
Satellite Based Alteration
Puebla State, Mexico
0m
750m
616,000 mE
616,500 mE
617,000 mE
617,500 mE
618,000 mE
618,500 mE
619,000 mE
619,500 mE
620,000 mE
620,500 mE
2,178,000 mN
2,177,500 mN
2,177,000 mN
2,176,500 mN
2,176,000 mN
2,175,500 mN
2,175,000 mN
2,174,500 mN